Ex. I

[Logo]	TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

TEEKAY SHIPPING ANNOUNCES
ADD-ON OFFERING

Nassau, The Bahamas — November 28, 2001 — Teekay Shipping Corporation (NYSE: TK) today announced that it intends to offer up to an additional $100 million principal amount of 8.875% Senior Notes due July 15, 2011. These notes would have substantially the same terms as Teekay’s recently issued Senior Notes due July 15, 2011. The net proceeds of this additional issuance are expected to be used to repay existing secured revolving debt.

The additional notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For Investor Relations enquiries contact:
Greg Romaniuk

Tel: +1 (604) 844-6654
Fax: +1 (604) 681-3011

Email: investor.relations@teekay.com

Website: www.teekay.com

— end —